UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 20, 2014

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive		
Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 20, 2014, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2014. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets; economic conditions (including effects on, among other things, mortgage-backed securities); changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity stock); the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining that its financial condition is sound enough to support such repurchases and redemptions; the Bank's ability to implement the Reduced Capitalization Advance Program; the impacts to the Bank from the FHFA's proposed membership rule; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member letter dated October 20, 2014

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 20, 2014   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

October 20, 2014

To Our Members:

We continue to grow our retained earnings to help protect the value and liquidity of your stock investment in the Federal Home Loan Bank of Chicago (FHLBC) and to permit us to serve as a solid source of liquidity and term financing in all economic scenarios. We reached $2.3 billion in retained earnings as of September 30, 2014.

We are using this growing financial strength to add value to your membership in other ways, such as the Reduced Capitalization Advance Program (RCAP). Members have the opportunity to take new advances with an activity stock requirement of 2% for the life of the advance rather than the 5% requirement under the general provisions of the Capital Plan. The current RCAP is available until November 17, 2014. We have made $5 billion in RCAP advances available, and they are being processed on a first-come, first-served basis until the planned amount is exhausted. Many of our members took advantage of the 2013 RCAP, and this year's member participation already exceeds last year's; as of September 30, 2014, 24% of our borrowing members have participated in either the 2013 or 2014 RCAP. We are pleased that so many of you find this program to be valuable for your business.

FHFA Proposed Membership Rule Represents Fundamental Change
Recently we contacted you to ask that you voice your opinion to the Federal Housing Finance Agency (FHFA) about the proposed regulatory change to FHLBank membership rules. The Council of FHLBanks, on behalf of all 12 Home Loan Banks, submitted a comment letter requesting that the FHFA immediately withdraw its notice of proposed rulemaking. We also submitted a comment letter to the FHFA in response to the proposed membership rule, and other FHLBanks are submitting letters as well.

Congress has always determined the standards under which a financial institution can become a member of an FHLBank. This rule proposes to add requirements for a financial institution to remain a member. This introduces uncertainty as to how you can rely on your FHLBank to be there when you need us because you can't be certain that you can remain a member. At a minimum, it imposes another set of standards that could require you to modify your business and your balance sheet in order to comply with this regulation.

The FHFA has indicated that it is very interested in comments that provide specifics around issues with the proposed rule. We believe that the voices of our members are essential to maintaining the critical role we play as a rock solid, reliable source of liquidity and term financing for our members. We urge you to comment on this rule and will contact you on how you can submit comments to the FHFA; or, if you would like assistance now, please contact your sales director.

Supporting Our Members by Supporting Your Communities
The Community First™ Fund, a $50 million revolving loan fund that provides direct support to community development financial institutions, community development loan funds, and state

housing finance agencies serving Illinois and Wisconsin, launched in June by naming the Wisconsin Women's Business Initiative Corporation the first fund partner. We are happy to announce that in October, IFF, a community development financial institution and member of the FHLBC, was selected as the fund's second partner and will receive a $10 million, 10-year loan. IFF serves our entire district by strengthening nonprofit organizations and the communities they serve through community development lending and consulting services. IFF will use its funding to provide lending capital for affordable housing, supportive housing, and community facilities that may not qualify for traditional loans from financial institutions. We look forward to our Community First Fund partnership with IFF and will keep you posted on the progress of the fund as additional partners are named.

Third Quarter 2014 Financial Highlights
We expect to report net income of $110 million for the third quarter of 2014 when we file our Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition.
- We recorded **net income** of $110 million for the third quarter of 2014, up from $75 million in the third quarter of 2013.
- We recognized a decline in **interest expense** of $59 million during the third quarter of 2014 compared to the third quarter of 2013, due in large part to our fourth quarter 2013 repurchase and extinguishment of certain higher-cost debt. This contributed to our net interest income increasing by $21 million during the third quarter of 2014 compared to the same period in 2013.
- **Cash and due from banks** increased from approximately $1.0 billion at December 31, 2013, to $8.4 billion at September 30, 2014, as we took advantage of the very low interest rates in the market by issuing debt in the form of four week discount notes. The majority of our liquidity was kept as cash at the Federal Reserve, as rates on interbank Federal Funds or securities purchased under agreements to resell were essentially zero at September 30, 2014.
- **Total assets** increased $3.2 billion during the first three quarters of 2014, to $72 billion at September 30, 2014, as we experienced growth in advances and our liquidity portfolios, partially offset by continued declines in our investments and MPF loans as they continued to pay down.
- We remained in compliance with all of our regulatory capital requirements.

As we work to preserve your right to membership under the FHFA's proposed membership rule, the Bank's goals remain the same: To build the member-focused Bank and to build the Mortgage Partnership Finance® (MPF®) Program platform to support our members in Illinois and Wisconsin.

Please plan to join us at our member meetings, which are shifting from the fall calendar to the spring. Look for a save-the-date next month. And, as always, we appreciate supporting you through your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to implement the Reduced Capitalization Advance Program, the impacts to us from the FHFA's proposed membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago. "Community First" is a trademark of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2014		December 31, 2013		Change
Cash and due from banks	$	8,413	$	971	766 %
Federal Funds sold, securities purchased under agreement to resell, and deposits		2,343		5,050	(54)%
Investment securities		27,886		31,352	(11)%
Advances		26,766		23,489	14 %
MPF Loans held in portfolio, net		6,422		7,695	(17)%
Other		201		240	(16)%
Total assets	$	72,031	$	68,797	5 %
Consolidated obligation discount notes	$	30,507	$	31,089	(2)%
Consolidated obligation bonds		35,239		31,987	10 %
Subordinated notes		944		944	— %
Other		997		1,012	(1)%
Total liabilities		67,687		65,032	4 %
Capital stock		1,801		1,670	8 %
Retained earnings		2,304		2,028	14 %
Accumulated other comprehensive income		239		67	257 %
Total capital		4,344		3,765	15 %
Total liabilities and capital	$	72,031	$	68,797	5 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended September 30,					For the year to date ended September 30,				
	2014		2013		Change	2014		2013		Change
Interest income	$	333	$	373	(11)%	$	1,033	$	1,156	(11)%
Interest expense		(195)		(254)	(23)%		(649)		(826)	(21)%
Reversal of allowance for credit losses		2		—	— %		8		2	300 %
Net interest income		140		119	18 %		392		332	18 %
Non-interest gain (loss)		11		(10)	210 %		14		26	(46)%
Other community investment		—		—	— %		—		50	(100)%
Other non-interest expense		(28)		(26)	8 %		(89)		(76)	17 %
Assessments		(13)		(8)	63 %		(32)		(28)	14 %
Net income	$	110	$	75	47 %	$	285	$	304	(6)%
Net yield on interest-earning assets		0.79%		0.81%	(0.02)%		0.73%		0.69%	0.04 %

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